Aurora Cannabis Appoints Cam Battley Chief Corporate Officer

TSX: ACB

EDMONTON, Jan. 8, 2018 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) is pleased to announce that Cam Battley has been promoted to Chief Corporate Officer (CCO).

Mr. Battley joined the Company in March, 2016, and previously held the positions of Executive Vice President and Senior Vice President with Aurora. In his new role, he will be the lead external-facing executive of the Company, responsible for establishing and managing relationships with shareholders, industry analysts, news media, securities regulators, licensing bodies, governments, other companies and organizations operating in the cannabis sector, and other external stakeholders. He will also chair the Executive Committee, work closely with the Company's legal counsel, act as liaison with the Board of Directors, and ensure organizational alignment with regard to strategic partnerships and corporate development across all of the Company's operations, domestic and international.

Mr. Battley, who has more than 15 years of experience in the global biopharmaceutical industry, is a member of the Board of Directors of Cannabis Canada, the trade association for Health Canada Licensed Producers. He also currently serves as a member of the Board of the patient advocacy group Campaigning for Cancer (South Africa), and of Micron Waste Technologies Inc. (CSE: MWM), a Vancouver-based developer of advanced digesters for organic waste materials.

"Cam's experience, judgment, energy, and passion for this business have been key drivers in Aurora's rapid emergence as a leader in the global cannabis industry," said Terry Booth, CEO. "I am extremely proud of the quality, competence and consistent execution of our executive team, and am delighted that Cam will be playing a central role with Aurora as we accelerate our domestic and international expansion."

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", a second 40,000 square foot high-technology production facility known as "Aurora Vie" in Pointe-Claire, Quebec on Montreal's West Island, and is currently constructing an 800,000 square foot production facility, known as "Aurora Sky", at the Edmonton International Airport, as well as is completing a fourth facility in Lachute, Quebec through its wholly owned subsidiary Aurora Larssen Projects Ltd.

In addition, the Company holds approximately 17.23% of the issued shares in leading extraction technology company Radient Technologies Inc., based in Edmonton, and is in the process of completing an investment in Edmonton-based Hempco Food and Fiber for an ownership stake of up to 50.1% . Furthermore, Aurora is the cornerstone investor with a 22.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis. Aurora also owns Pedanios, a leading wholesale importer, exporter, and distributor of medical cannabis in the European Union, based in Germany. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens. Aurora's common shares trade on the TSX under the symbol "ACB".

On behalf of the Boards of Directors,

AURORA CANNABIS INC.
Terry Booth
CEO

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Aurora Cannabis Inc.

View original content: http://www.newswire.ca/en/releases/archive/January2018/08/c8036.html

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For further information: For Aurora: Cam Battley, Chief Corporate Officer, +1.905.864.5525, cam@auroramj.com, www.auroramj.com; Marc Lakmaaker, Director, Investor Relations and Corporate Development, +1.647.269.5523, marc.lakmaaker@auroramj.com

CO: Aurora Cannabis Inc.

CNW 07:00e 08-JAN-18